     FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

October 25, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

October 25, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company commenced diamond drilling on its 234 hectare Angelina Gold Property (the “Property”) located southeast of the 1.4 million ounce gold Rice Lake Gold Project (formerly San Antonio Mine) across the Manitoba-Ontario border from the 30 million ounce gold Red Lake Gold District and that the 1,500 metre (4,921 ft) program is progressing well.

Grandview geologists, reporting from Bissett, Manitoba confirm what Company President and CEO Paul Sarjeant, B.Sc, P.Geo, calls “Visual indication of alteration, quartz veining and sulphidation at greater than expected widths. The number and thickness of these zones and the veining density appears to be greater than expected, though we won’t know anything definitive until the results of the first few holes come back from the assay lab.” Visually mineralized zones range in thickness from a few metres to more than 15.5 metres (drill length).

The 2007 drilling program for the Property follows up on prospecting done earlier this field season as part of the Rice Lake Greenstone Belt Reconnaissance program. At the Property, eight surface samples returned anomalous gold values over an area of approximately 450 metres by 150 metres (1,476 by 492 feet). Two samples contained VG (visible gold) and assayed 16.6 g/tonne gold and 15.2 g/tonne gold. A third sample returned 10.8 g/tonne gold. Grandview geologists remain focused on examining anomalous shear zones and have refined an eight hole, 1,500 metre drill program to test the target model.

Grandview considers Manitoba’s emerging Rice Lake Gold District as a potential new major gold district given its geological similarities to the Red Lake Gold District. What separates the two Archean greenstone belt districts, other than the provincial border, is their gold exploration histories. They lie in the same geological terrain, on the same crustal fault and are structurally very similar. Like the Red Lake greenstone belt, the Rice Lake greenstone belt is part of the Superior Province and Uchi Subprovince.

Grandview’s Canadian geologists are very experienced at interpreting greenstone geology, as their combined histories and recent success in Red Lake suggest. And, while they consider the Company’s Rice Lake projects to be early-stage, they believe the adjoining district’s greenstone similarities to be opportunistic and of fundamental importance. “In the context of gold exploration, Rice Lake is emerging. However, we as a Company firmly believe that, by

Grandview Gold Inc.

virtue of its geological similarities to Red Lake and the return on investment delivered against historic exploration activity, Rice Lake has better than average potential for delivering major discoveries,” says Sarjeant.

In spite of its similarities to the Red Lake Gold District, the Rice Lake Gold District remains virtually un-explored, having produced about 10-per-cent of the gold produced by the Red Lake District. Industry estimates suggest that Rice Lake exploration activity runs at about 20-per-cent of Red Lake levels, and expenditures at about one to two-per-cent.

Most mining activity took place prior to WWII and the advent of even pre-modern exploration techniques. In 2006, San Gold re-opened the San Antonio/Bissett Mine (1.4 million ounces historic production 1932-68, 1982-83) as the Rice Lake Gold Project and is currently in production with proven and probable reserves of 1.2 million ounces gold. A dozen other mines produced an aggregate of 300,000 ounces from 1922 – 1951. No other producing resource companies are currently operating in the area.

Company Chairman Dr. Michael Hitch. M.Sc, Ph.D, P.Geo, is a considered Rice Lake proponent and comments, “Exploring for gold is about location, timing and applied geology – and instinct of course. Goldcorp was visionary and timely when they developed the Red Lake Mine across the border in Ontario. It has become one of the richest, lowest cost production mines in the world. It is no surprise that the neighbouring Rice Lake District is now attracting forward-thinking juniors. Grandview is very fortunate to have three Rice Lake projects under early-stage development and we are very optimistic about the future of the district.”

About Angelina
In March, 2007 Grandview acquired 100-per-cent interest in the 11 claim Property. The results of surface mapping and diamond drilling completed by Gossan Resources Ltd (“Gossan”) in 2003 and 2004 attracted the Company to the Property which was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the Property in 1927 and there has been sporadic exploration over the years. Recent mapping and compilation data produced by P. Fulton-Regula for Gossan in 2003 indicated gold results from chip samples over multiple shear zones including 18.0 g/tonne gold over 3.7 metres, 8.84 g/tonne gold over 7.92 metres, 9.18 g/tonne gold over 2 metres.

Individual grab samples of vein quartz ranged from 31g/tonne to 205.7 g/tonne gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs. In 2004, Gossan drilled 10 shallow diamond drill holes with results including; Ang-04-01 returned 3.4 g/tonne gold over 1 metre and Ang-04-05 returned 1.9 g/tonne gold over 4.2 metres. For further details regarding the exploration history of the Property visit the Past Exploration and Drilling Results pages of the Company website at www.grandviewgold.com.

Item 5.	Full Description of Material Change

October 25, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company commenced diamond drilling on its 234 hectare Angelina Gold Property (the “Property”) located southeast of the 1.4 million ounce gold Rice Lake Gold Project (formerly San Antonio Mine) across the Manitoba-Ontario border from the 30 million ounce gold Red Lake Gold District and that the 1,500 metre (4,921 ft) program is progressing well.

Grandview Gold Inc.

Grandview geologists, reporting from Bissett, Manitoba confirm what Company President and CEO Paul Sarjeant, B.Sc, P.Geo, calls “Visual indication of alteration, quartz veining and sulphidation at greater than expected widths. The number and thickness of these zones and the veining density appears to be greater than expected, though we won’t know anything definitive until the results of the first few holes come back from the assay lab.” Visually mineralized zones range in thickness from a few metres to more than 15.5 metres (drill length).

The 2007 drilling program for the Property follows up on prospecting done earlier this field season as part of the Rice Lake Greenstone Belt Reconnaissance program. At the Property, eight surface samples returned anomalous gold values over an area of approximately 450 metres by 150 metres (1,476 by 492 feet). Two samples contained VG (visible gold) and assayed 16.6 g/tonne gold and 15.2 g/tonne gold. A third sample returned 10.8 g/tonne gold. Grandview geologists remain focused on examining anomalous shear zones and have refined an eight hole, 1,500 metre drill program to test the target model.

Grandview considers Manitoba’s emerging Rice Lake Gold District as a potential new major gold district given its geological similarities to the Red Lake Gold District. What separates the two Archean greenstone belt districts, other than the provincial border, is their gold exploration histories. They lie in the same geological terrain, on the same crustal fault and are structurally very similar. Like the Red Lake greenstone belt, the Rice Lake greenstone belt is part of the Superior Province and Uchi Subprovince.

Grandview’s Canadian geologists are very experienced at interpreting greenstone geology, as their combined histories and recent success in Red Lake suggest. And, while they consider the Company’s Rice Lake projects to be early-stage, they believe the adjoining district’s greenstone similarities to be opportunistic and of fundamental importance. “In the context of gold exploration, Rice Lake is emerging. However, we as a Company firmly believe that, by virtue of its geological similarities to Red Lake and the return on investment delivered against historic exploration activity, Rice Lake has better than average potential for delivering major discoveries,” says Sarjeant.

In spite of its similarities to the Red Lake Gold District, the Rice Lake Gold District remains virtually un-explored, having produced about 10-per-cent of the gold produced by the Red Lake District. Industry estimates suggest that Rice Lake exploration activity runs at about 20-per-cent of Red Lake levels, and expenditures at about one to two-per-cent.

Most mining activity took place prior to WWII and the advent of even pre-modern exploration techniques. In 2006, San Gold re-opened the San Antonio/Bissett Mine (1.4 million ounces historic production 1932-68, 1982-83) as the Rice Lake Gold Project and is currently in production with proven and probable reserves of 1.2 million ounces gold. A dozen other mines produced an aggregate of 300,000 ounces from 1922 – 1951. No other producing resource companies are currently operating in the area.

Company Chairman Dr. Michael Hitch. M.Sc, Ph.D, P.Geo, is a considered Rice Lake proponent and comments, “Exploring for gold is about location, timing and applied geology – and instinct of course. Goldcorp was visionary and timely when they developed the Red Lake Mine across the border in Ontario. It has become one of the richest, lowest cost production mines in the world. It is no surprise that the neighbouring Rice Lake District is now attracting forward-thinking juniors. Grandview is very fortunate to have three Rice Lake projects under early-stage development and we are very optimistic about the future of the district.”

Grandview Gold Inc.

About Angelina

In March, 2007 Grandview acquired 100-per-cent interest in the 11 claim Property. The results of surface mapping and diamond drilling completed by Gossan Resources Ltd (“Gossan”) in 2003 and 2004 attracted the Company to the Property which was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the Property in 1927 and there has been sporadic exploration over the years. Recent mapping and compilation data produced by P. Fulton-Regula for Gossan in 2003 indicated gold results from chip samples over multiple shear zones including 18.0 g/tonne gold over 3.7 metres, 8.84 g/tonne gold over 7.92 metres, 9.18 g/tonne gold over 2 metres.

Individual grab samples of vein quartz ranged from 31g/tonne to 205.7 g/tonne gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs. In 2004, Gossan drilled 10 shallow diamond drill holes with results including; Ang-04-01 returned 3.4 g/tonne gold over 1 metre and Ang-04-05 returned 1.9 g/tonne gold over 4.2 metres. For further details regarding the exploration history of the Property visit the Past Exploration and Drilling Results pages of the Company website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 25th day of October 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.